UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Deutsche Multi-Market Income Trust
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25160E102
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 664,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 664,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 353,785
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 353,785
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,019,585
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,019,585
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,019,585
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,019,585
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,019,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 272,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 272,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 272,020
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 272,020
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160E102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Deutsche Multi-Market Income Trust (the “Issuer”).  The address of the principal executive offices of the Issuer is 345 Park Avenue, New York, NY 10154-0004.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”);

(ii)	Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”);

(iii)	Western Investment LLC, a Delaware limited liability company (“WILLC”), which serves as the general partner of each of WIHP and WITRP;

(iv)	Arthur D. Lipson, who serves as the managing member of WILLC (together with WILLC, WIHP and WITRP, the “Western Entities”);

(v)	Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”);

(vi)	Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), which serves as the managing member of BPIP; and

(vii)	Robert Ferguson, who serves as a managing member of BPM (together with BPIP and BPM, the “Benchmark Entities”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Mr. Lipson is P.O. Box 71279, Salt Lake City, UT 84171.  The principal business address of each of BPIP, BPM and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal business of BPIP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.

CUSIP NO. 25160E102

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson and Ferguson are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 664,900 Shares owned directly by WIHP is approximately $4,970,442, including brokerage commissions.  The aggregate purchase price of the 353,785 Shares owned directly by WITRP is approximately $2,630,134, including brokerage commissions.  The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $6,867, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 272,020 Shares owned directly by BPIP is approximately $2,009,925, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons may take certain actions to express their opinions regarding the Board, the Issuer and the Issuer’s Manager, including but not limited to, publishing press releases, interviews and/or articles on the Internet or elsewhere.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 25160E102

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,803,076 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2015, as reported in the Issuer’s Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on February 5, 2016.

A.	WIHP

(a)	As of the close of business on February 26, 2016, WIHP beneficially owned 664,900 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 664,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 664,900
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	WITRP

(a)	As of the close of business on February 26, 2016, WITRP beneficially owned 353,785 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 353,785
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 353,785
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	WILLC

(a)
As of the close of business on February 26, 2016, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 664,900 Shares owned by WIHP and (ii) 353,785 Shares owned by WITRP.

Percentage: Approximately 4.5%

CUSIP NO. 25160E102

(b)	1. Sole power to vote or direct vote: 1,019,585
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,019,585
4. Shared power to dispose or direct the disposition: 0

(c)
WILLC has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by WIHP and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 664,900 Shares owned by WIHP and (iii) 353,785 Shares owned by WITRP.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 1,019,585
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,019,585
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by WIHP and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on February 26, 2016, BPIP beneficially owned 272,020 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 272,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 272,020
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 272,020 Shares owned by BPIP.

Percentage: Approximately 1.2%

CUSIP NO. 25160E102

(b)	1. Sole power to vote or direct vote: 272,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 272,020
4. Shared power to dispose or direct the disposition: 0

(c)
BPM has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 272,020 Shares owned by BPIP.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 272,020
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 272,020
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Ferguson has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by BPIP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 29, 2016, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

CUSIP NO. 25160E102

WILLC provides recommendations from time to time to BPIP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated February 29, 2016.

CUSIP NO. 25160E102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 25160E102

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON

CUSIP NO. 25160E102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
12/31/2015	9,800	7.6155
1/4/2016	14,900	7.5777
1/5/2016	10,900	7.6082
1/6/2016	7,700	7.6016
1/7/2016	18,400	7.5756
1/8/2016	9,800	7.5763
1/11/2016	48,700	7.6408
1/12/2016	42,500	7.6465
1/13/2016	15,800	7.6057
1/14/2016	18,900	7.5133
1/15/2016	17,200	7.3650
1/19/2016	26,200	7.3401

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
12/31/2015	2,705	7.6155
1/4/2016	4,259	7.5777
1/5/2016	3,043	7.6082
1/6/2016	2,209	7.6016
1/7/2016	5,251	7.5756
1/8/2016	2,747	7.5763
1/11/2016	13,783	7.6408
1/12/2016	12,009	7.6465
1/13/2016	4,409	7.6057
1/14/2016	5,275	7.5133
1/15/2016	4,819	7.3650
1/19/2016	7,380	7.3401
1/20/2016	16,535	7.2068
1/21/2016	5,853	7.2534
1/22/2016	67,944	7.3237
1/25/2016	4,221	7.2916
2/23/2016	24,549	7.4495
2/24/2016	11,029	7.4565
2/25/2016	19,274	7.4874
2/26/2016	15,998	7.5230

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
1/4/2016	1,500	7.5844
1/5/2016	1,000	7.6182
1/6/2016	1,000	7.6116
1/7/2016	2,000	7.5806
1/15/2016	1,100	7.3741

CUSIP NO. 25160E102

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

1/20/2016	3,000	7.2101
1/22/2016	8,000	7.3250
1/25/2016	1,200	7.2999
1/26/2016	15,148	7.3595
1/27/2016	14,983	7.3799
1/28/2016	13,334	7.4051
1/29/2016	14,300	7.4778
2/1/2016	14,324	7.4258
2/2/2016	1,985	7.4272
2/3/2016	2,187	7.4221
2/4/2016	4,165	7.4260
2/5/2016	4,793	7.4121
2/8/2016	19,284	7.3318
2/9/2016	17,724	7.3046
2/10/2016	11,854	7.3391
2/12/2016	4,224	7.2982
2/16/2016	1,796	7.3045
2/17/2016	12,910	7.3370
2/18/2016	15,101	7.3503
2/19/2016	7,672	7.3491
2/22/2016	55,036	7.4337